March 1, 2016

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:Cal-Maine Foods, Inc.

Form 10-K for Fiscal Year Ended May 30, 2015

Filed July 20, 2015

File No. 000-04892

Dear Mr. Shenk,

This letter serves as the response of Cal-Maine Foods, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 11, 2016.  The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K for Fiscal Year Ended May 30, 2015

Item 1: Business, page 3

1.

You disclose that you operate in a single segment but with various operating facilities across the country.  Your disclosures indicate your specialty eggs business differs from your non-specialty eggs business in economic characteristics, in particular:

•	higher prices, less cyclicality, less price volatility, apparent higher margins, specialty eggs expense for advertising promotions and franchise expense attributed to specialty eggs,
•	your focus on growing the business for specialty eggs, and
•	inelasticity of demand and price volatility for non-specialty eggs.

It also appears that specialty eggs differ from non-specialty eggs in the nature of the production process, type of customer and methods used to distribute, such as:

•	dietary needs of and cage free environment for hens producing specialty eggs,
•	specialty eggs are intended to meet the demands of consumers who are sensitive to environmental, health and/or animal welfare issues, and
•	the producing, marketing and distributing of specialty eggs to private labels.

In view of all the preceding, please clarify for us if you have one operating segment or multiple operating segments in which you aggregate them into one reportable segment and identify them for us.  In your response, please tell us how you consider ASC 280-10-50-1 to support your identification of the operating segment(s).  Please include the following in your evaluation:

•	tell us your consideration of whether your specialty eggs and non-specialty eggs businesses represent different operating segments,
•	tell us whether there are separate manager(s) responsible for our operating segment(s) and who these persons report to,
•

identify for us your chief operating decision maker and the operating decisions this person makes on a regular basis in regard to the operating segment(s) and the nature of the information used to make those decisions, including information contained in the reporting package provided to this person, if different, and

•

tell us how your budgets are developed with respect to operating segment(s) including the nature of the information reviewed and approved in each step of the process, and the nature of the information conveyed to the chief operating decision maker when actual results differ from budgets.

Also tell us and disclose the factors used to identify the reportable segment including the basis of organization.  Refer to ASC 280-10-50-21a.

Response:

The Company has one operating segment, which is the production, grading, packaging, marketing, and distribution of shell eggs.  We consider specialty eggs and non-specialty eggs to be different products and brands within a single operating and reportable segment.  Specialty eggs represent a broad range of products.  We classify nutritionally enhanced, cage free, organic and brown eggs as specialty products for accounting and reporting purposes.

In making this determination, we considered the guidance of ASC 280-10-50-1.  Specifically, we noted that discrete financial information related to certain types of costs for specialty and non-specialty eggs is neither used in making operational decisions nor available in some cases.  The lack of discrete cost information is attributable to a number of factors specific to the production of eggs that determine whether an egg is considered to be a specialty or a non-specialty egg. Often these factors may be adjusted during the laying cycle of a hen resulting in a change in the type of egg produced by the same flock during the same reporting period. For example, we may alter the feed of a flock so as to convert future production from specialty eggs to non-specialty eggs.  Additionally, when supply for certain types of specialty eggs exceeds demand, specialty eggs may be "down packed" and sold as non-specialty eggs.  Specialty eggs that do not grade “A” under U.S.D.A inspection may also be sold as non-specialty under grade eggs.

Our organizational structure is organized based on production facilities, which are managed by general managers who report to vice presidents. Many of our facilities produce both non-specialty and specialty eggs. Each vice president oversees several facilities, consisting of specialty and non-specialty production, and reports to the Chief Operating Officer ("COO").  The COO reports to our chief operating decision maker ("CODM"), our chief executive officer.  We do not have any managers who specialize in a specific type of egg production, such as specialty or non-specialty.  The performance objectives we use to determine executive compensation do not differ between specialty and non-specialty eggs.

Our CODM regularly reviews reports containing information about each facility’s operational performance, such as rate of lay, grading of eggs produced, size of eggs produced, feed conversion, and mortality, as well as financial performance, such as sales, profit or loss for the period, and accounts receivable.  Included in these reports  is a monthly report on specialty egg sales which is used as a factor in making pricing decisions for specialty eggs.  To produce this report, we use an assumed cost of production in order to arrive at a marketing margin for these eggs.  This report is not used to allocate resources. Rather, as described in more detail below, we primarily allocate resources based on the demands of our customers, which reflect changing consumer preferences.

The majority of our customers rely on us to provide most of their shell egg needs, including specialty and non-specialty eggs, and the proportion of specialty and non-specialty eggs our customers request varies from period to period.  As such, we make budget decisions regarding the type or brand of egg we will produce in the future based on forecasting what types of eggs we expect our customers to need during these future periods.  We have seen increased demand for specialty eggs, particularly cage free eggs, largely driven by increased publicity from animal welfare groups and foodservice industry customers pledging exclusive use of cage free eggs in the future.  As a result, we have increased our emphasis on specialty eggs in both our day-to-day management of our business and our regulatory filings. However, the goal of this emphasis is to highlight our desire to be a market leader in meeting the growing demand for specialty eggs, not to indicate a change in how we run our business or make business decisions.

Based on these factors, we propose to revise future filings with the following discussion:

The Company has one operating segment, which is the production, grading, packaging, marketing and distribution of shell eggs.  The majority of our customers rely on us to provide most of their shell egg needs, including specialty and non-specialty eggs. Specialty eggs represent a broad range of products.  We classify nutritionally enhanced, cage free, organic and brown eggs as specialty products for accounting and reporting purposes. We classify all other shell egg as non-specialty products.  While we report separate sales information for these types of eggs, we note that there are a number of cost factors which are not specifically available for non-specialty or specialty eggs due to the nature of egg production. We manage our operations and allocate resources to these types of eggs on a consolidated basis based on the demands of our customers.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

2.

We note your disclosure regarding the changes in total dozens of egg sold, selling prices, and feed prices.  In addition to providing these metrics, please revise to quantify the impacts of these price and volume changes on net sales and cost of sales.  For example, please revise future filings to quantify the actual dollar amount of aggregate net sales change during the period attributed to change in volume.

Response:

We will revise future quarterly and annual filings to quantify the impacts of price and volume changes on net sales and cost of sales.

In fiscal 2015, total dozens of shell eggs sold were 1,063.1 million, an increase of 49.4 million dozen, or 4.9%, compared to 1,013.7 million sold in fiscal 2014. This increase in volume resulted in an increase in net sales of $67.3 million for fiscal 2015 compared with the prior year.  Our average selling price of shell eggs increased from $1.362 per dozen for fiscal 2014 to $1.429 per dozen for fiscal 2015, an increase of $0.067 per dozen, or 4.9%, reflecting strong demand for shell eggs across our markets and a higher percentage of specialty egg sales. The increase in sales price in fiscal 2015 over 2014 resulted in a corresponding increase in net sales of $71.2 million.

Feed cost for fiscal 2014 was $0.49 per dozen, compared to $0.54 per dozen for the prior fiscal year, a decrease of 9.3%.  The decrease in feed cost per dozen resulted in a decrease in cost of sales of $42.7 million for fiscal 2015 compared with 2014.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses satisfactorily address the issues raised in your letter.  We would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (601) 718-4220 should you have any questions or require further information.

Very truly yours,

/s/ Timothy A. Dawson

Timothy A. Dawson

Vice President, Chief Financial Officer, and Treasurer